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                                                                       EXHIBIT 3
                                  ALPHARMA INC.
                               ONE EXECUTIVE DRIVE
                           FORT LEE, NEW JERSEY 07024


                                  July 11, 2001



A. L. Industrier AS
Harbitzalleen 3
Postboks 158 Skoyen
N-0212 Oslo 2, Norway

Gentlemen:

         This letter agreement between A. L. Industrier AS ("ALI") and Alpharma Inc. ("ALO") will confirm our following agreement regarding (i) 5 3/4% series B subordinated convertible note due 2005 in the principal amount of $67,850,000 which ALI holds (the "B Note") and (ii) the proposed purchase of the oral pharmaceutical business of F.H. Faulding & Co Limited ("Faulding") by ALO previously disclosed to ALI and known as Project FIG II (the "FIG II Acquisition"):

         1. Except as set forth below, ALI agrees that upon not less than five (5) days written notice, ALI (or one of its subsidiaries) will deliver to ALO the B Note in exchange (the "Exchange") for (i) 2,372,897 shares (such number of shares being the number of shares that ALI would be entitled to upon a conversion of the B Note pursuant to its terms) of fully paid and non-assessable Class B common stock of ALO ("Class B Common Stock") and (ii) the agreement of ALO to pay to ALI (or such subsidiaries) a payment equal to the amount of interest equal to the greater of (x) the interest accrued through the date of the Exchange on the B Note or (y) that interest which would accrue on the B Note from April 1, 2001 through October 1, 2001 (less any accrued interest with respect to such period otherwise paid with respect to the B Note).

         2. It is understood that the Exchange is being done to provide equity financing for the FIG II Acquisition, and is contingent upon Mayne Health Logistics Pty Limited ("BidCo") closing the Offer Period (as defined in the Put and Call Option Agreement by and among ALO, Oral Pharmaceuticals Acquisition Corp.,
                  Mayne Nickless Limited ("Mayne") and BidCo (the "Put and Call Option Agreement")) after it becomes entitled to proceed to compulsory acquisition as contemplated by clause 2.5 of the
                  Put and Call Option Agreement (the "Offer Closing"). The Exchange shall occur prior to the
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                  acquisition by Mayne of 100% of Faulding's outstanding capital stock. In the event that the Put and Call Option Agreement terminates prior to the Offer Closing, this agreement shall terminate and be of no further effect.

         3. Nothing in this agreement shall preclude or affect any decision by ALO calling for redemption of all of the 5 3/4% Subordinated Convertible Notes due 2005 convertible into Class A common stock (the "A Notes") at any time in accordance with the terms of the A Notes.

         4. If, at any time prior to the Offer Closing, ALO calls all of the A Notes for redemption and the holders of a majority of the A Notes elect to receive cash, it is agreed that upon the Exchange, ALI (or its appropriate subsidiaries) shall receive, in addition to the amount described in paragraph 1, an amount equal to 3.286% of the face amount of the B Note.

         5. If, at any time prior to the Offer Closing, ALO calls all of the A Notes for redemption and the holders of a majority of the A Notes elect to convert the A Notes into Class A common stock, it is agreed that ALI (or its appropriate subsidiaries) shall remain obligated to effect the Exchange pursuant to paragraph 1 above, but ALO shall not be obligated to pay to ALI (or its appropriate subsidiaries), and ALI (or such subsidiaries) shall not be entitled to receive, any payments pursuant to clause (ii) of paragraph 1 above.

         6. If, at any time prior to the Offer Closing, ALO, pursuant to an offer to the holders of all of the A Notes, makes a payment to the holders of a majority of the A Notes to induce the conversion of the A Notes into Class A common stock, it is agreed that upon the Exchange, ALI (or its appropriate subsidiaries) shall receive a payment which is equal to that received by the holders of the A Notes (on a pro rata basis based upon the relative face value of the converted A Notes with the B Note).

         7. If ALO makes an offer to enter into any of the transactions contemplated by paragraphs 4 through 6 above to less than all of the holders of the A Notes (and such transaction occurs prior to the Offer Closing), it is agreed that upon the Exchange, ALI (or its appropriate subsidiary) shall receive payments in an aggregate amount equal to, (i) the amount that is determined by multiplying (a) the amount that ALI (or such subsidiary) would have received pursuant to paragraph 4, 5, or 6 above if such offer had been made to the holders of all of the A Notes, by (b) the percentage represented by the value of the A Notes which accepted such offer in relation to the total value of A Notes outstanding, plus (ii) the amount that is determined by multiplying (x) the amount that ALI (or such subsidiary) would have received pursuant to paragraph 1 above, by (y) the percentage represented by the value of the A Notes which did not receive or did not accept such offer in relation to the total value of A Notes outstanding.
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         8.       Both ALI (or its appropriate subsidiary) and ALO shall execute such documents, deliver such certificates and take such other actions as are necessary and appropriate to effect the transactions contemplated hereby.

                                                Yours truly,

                                                ALPHARMA INC.



                                                By:
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Acknowledged and agreed:

A. L. INDUSTRIER AS



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